SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

PERICOM SEMICONDUCTOR CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

713831 10 5 (CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 5 Pages

CUSIP No. 713831 10 5	13G	Page 2 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alex Chi-Ming Hui

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,856,790 6. Shared Voting Power 7. Sole Dispositive Power 1,856,790 8. Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,856,790

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.95%

12.	Type of Reporting Person (See Instructions) IN

Last Update: 11/05/2002

Schedule 13G	Page 3 of 5 Pages

Alex Chi-Ming Hui

Item 1.

(a)	Name of Issuer: Pericom Semiconductor Corporation

(b)	Address of Issuer’s Principal Executive Offices:
2380 Bering Drive
San Jose, CA 95131

Item 2.

(a)	Name of Person Filing:

Alex Chi-Ming Hui

(b)	Address of Principal Business Office or, if none, Residence:
2380 Bering Drive
San Jose, CA 95131

(c)	Citizenship: U.S.A.

(d)	Title of Class Securities: Common Stock

(e)	CUSIP Number: 713831105

Item 3.

Not applicable.

Item 4. Ownership

(a)	Amount Beneficially Owned:

1,856,790 shares, as of December 31, 2002. Includes 237,745 shares of Common Stock kept under a family trust and 855,750 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days of December 31, 2002.

Schedule 13G	Page 4 of 5 Pages

Alex Chi-Ming Hui

(b)	Percent of Class: 6.95% as of December 31, 2002.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

1,856,790

(ii)	shared power to vote or to direct the vote:

0

(iii)	sole power to dispose or to direct the disposition of:

1,856,790

(iv)	shared power to dispose or to direct the disposition of:

0

Item 5.    Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.

Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.    Identification and Classification of Members of the Group

Not applicable.

Item 9.    Notice of Dissolution of the Group

Not applicable.

Item 10.    Certification

Not applicable.

Schedule 13G	Page 5 of 5 Pages

Alex Chi-Ming Hui

SIGNATURE

After reasonable inquire and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2003

/S/ Alex C. Hui
Alex Chi-Ming Hui